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                                               FILED BY MICRON ELECTRONICS, INC.
                                                  PURSUANT TO RULE 425 UNDER THE
                                                          SECURITIES ACT OF 1933
                              AND DEEMED FILED PURSUANT TO RULE 14A-12 UNDER THE
                                                 SECURITIES EXCHANGE ACT OF 1934

                                               SUBJECT COMPANY:  INTERLAND, INC.
                                                   COMMISSION FILE NO. 000-31111


     The following is a transcript of the conference call held by Micron Electronics, Inc. on March 23, 2001 with respect to proposed acquisition of Interland, Inc. by Micron Electronics, Inc. and Micron Electronics, Inc.'s financial results for the second quarter of fiscal 2001.


Coordinator         Good morning. Welcome to the Micron Electronics Press and
                    Analyst 2001 conference call. All participants will be able to listen only until the question and answer session. This conference is being recorded at the request of Micron
                    Electronics.

                    If you have any objections, you may disconnect.

                    At this time I would like to introduce your host, Miss Barbara Gibson, Vice-President of Public Relations. Miss Gibson, you may begin.

B. Gibson           Thank you. Good morning, and welcome to Micron Electronics conference call related to recent business developments, including the announcement of our acquisition of Interland, a leading Web Hosting provider and our announced plans to sell our non-hosting businesses.

                    I am Barbara Gibson, Vice-President of Public Relations for Micron Electronics; the parent of MicronPC and its wholly owned subsidiary HostPro. We have some very important news to relate to all of you this

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                    morning and we appreciate your willingness to listen to this corporate news announcement, with very little advanced notice that we were able to provide.

                    With me on the call today are Joel Kocher, Chairman and Chief Executive Officer of Micron Electronics and HostPro, and Ken Gavranovic, Chairman and Chief Executive Officer of Interland. David Gill, President and Chief Operating Officer of Interland will join us later on the call, to assist in responding to financial questions during our Q&A period.

                    Following our prepared statements we'll open the call to questions and answers. As a reminder to those of you who would like to listen to this call later, a broadcast replay will be available at yahoobroadcast.com via www.nasdaq.com, symbol MUEI.

                    Hopefully by now you've all received a copy of today's press release, you can also view this information on our Web site by logging onto hostpro.com and interland.com. During this conference call we will make projections and other forward-looking statements, including statements about the expected effects of the merger of Micron Electronics and Interland and the expected future operating results of the combined company, the timing of the expected closing of the merger and the planned

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                    sale of Micron Electronics' non-hosting businesses. Actual results may differ materially from those contained in these forward-looking statements.

                    Factors which could affect these forward-looking statements include, but are not limited to, the ability to achieve expected operating efficiencies in connection with the merger, the ability of the combined company to expand its customer base as planned, general economic conditions, the failure of the transaction to close, due to the failure to obtain regulatory approval, the failure of the stockholders of Micron Electronics or Interland to approve the merger and the ability of Micron Electronics to reach a definitive agreement to sell its PC business.

                    Certain of these and other risks associated with Micron Electronics' business are discussed in more detail in the public filings with the Securities and Exchange Commission. Including its annual report on Form 10-K, for the fiscal year ended 2000, and its quarterly report on Form 10-Q for the fiscal quarter ended December 2000. On today's call Joel Kocher will provide an overview of this news announcement, solidifying the transformation of our business into a pure play Web hosting company. He'll also provide an overview of the combined company's vision and strategy to capture a leadership position

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                    in the hosting industry. He'll also review the corporation's decision to sell its non-hosting businesses so that our management team can focus solely on those opportunities present in the $25 billion Web hosting industry.

                    Now it is my pleasure to turn over this call to Joel Kocher, Micron Electronics and HostPro's Chairman and CEO.

J. Kocher           Thank you Barbara, and good morning. First, it's a pleasure to be joining you this morning with my two new colleagues, Ken Gavranovic and David Gill.

                    As Barbara indicated earlier, we are extremely pleased to be announcing what we consider to be a major step toward the completion of our transformation. Two years in the making, from a behind the pack player in the Second Wave of computing, to a company positioned for leadership in the Third Wave, as the real power of computing moves from the desktop to the network.

                    This important step in completing our transformation includes two key components. First our plans to sell our non-hosting businesses, to become a pure play Web hosting provider and secondly, the acquisition of Interland, a leading Web hosting provider to the small and medium


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                    enterprise market and according to IDC, the sixth largest
                    Web hosting company.

                    As many of you may be aware, Micron Electronics first entered the Web hosting industry a little more than two years ago. From the start, identifying hosting as a core business and for some time, we have viewed that business as our best opportunity for returning value to our shareholders and have communicated the same.

                    The recent drastic downturn in the economy and the PC industry served as a catalyst for speeding our transformation process to completion. Although it was a difficult decision, we determined that it is in the best interest of our shareholders, to focus our resources exclusively on the growth opportunities of an exciting, emerging market like the hosting business, rather than the mature PC business. Therefore today, Micron Electronics, announced that we have signed a letter of intent to sell our PC business to a large, privately held, information technology investment company.

                    Additionally, we announced that pursuant to the terms of our component recovery agreement with Micron Technology, Micron Technology, Inc.,


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                    has exercised its rights to purchase the assets of SpecTek, our DRAM recycling business.

                    With the completion of these two transactions, Micron Electronics will become a pure play Web hosting company. As many of you are aware, Micron Electronics first entered the hosting business, a little more than two years ago. In just those two years, since then, both through acquisitions and strong organic growth, we built HostPro into the third largest Web hosting company in the United States, today hosting more than 138,500 business Web sites.

                    Our goal is to be the global leader in providing world class infrastructure, Web site and hosted software applications to the small and medium business market. As one of the only players in this space, with a very strong cash position and no debt, we are in the unique position to capitalize on the downturn in the tech sector, by becoming a consolidator in the early stages of the burgeoning growth of this very exciting hosting industry.

                    Today I'm extremely pleased to announce a merger with Interland. Together, we will be the largest business class hosting provider to the SME markets, through both our combined direct sales channels, as well as


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                    through numerous strategic distribution channels, including
                    Interland's highly leveraged partnership with Verizon. We see a number of advantageous synergies in our combined forces. This combination gives us a first mover position in the SME Web hosting market.

                    Both companies are focused on small and medium businesses and have built very large customer bases. Both have been successful in capitalizing on that large base of hosting customers, to up sell additional services and applications. Early results, in customer up sell migration, is very promising. More than 30% of HostPro's and 51% of Interland's dedicated customers initially began as a shared hosting customer.

                    On a combined basis, we expect our businesses to generate approximately $160 to $180 million in revenue, for fiscal year 2002. This fiscal year 2002 would begin at the beginning of September 2001 and end August 31, 2002.

                    We anticipate achieving EBITDA break even in calendar quarter 02, in second quarter, calendar quarter 02 and reaching free cash flow positive a couple of quarters later. Of course we anticipate having a little more than $200 million in cash on our balance sheet, once the combination is closed.


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                    Simply put, combined we will be bigger, stronger and
                    exceptionally well capitalized.

                    Our two companies currently host a total of nearly 230,000 business class Web sites, serving a combined 192,500 paid hosting accounts. I'd like to state those numbers again, our two companies currently host a total of nearly 230,000, nearly a quarter of a million business class Web sites, serving a combined 192,500 paid hosting accounts. We believe these metrics prove our number one position, as a provider of business class hosting services for the SME market.

                    According to IDC, the Web hosting market for business class services to SMEs was estimated to be $6.6 billion last year and is expected to reach more than $23.1 billion in 2004. The SME segment of the market is the largest and most rapidly growing segment. According to the industry analysts, small and medium businesses are migrating to higher end solutions and are depending upon the capabilities of an outsource hosting services provider as computing moves to the network.

                    According to the Yankee Group, more than 25% of all SMEs have surpassed the $100 per month hosting barrier in the year 2000 and that


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                    should only get better as the market matures. Current
                    economic conditions are putting even more pressure on small businesses to outsource more and more of their IT needs. Their needs are growing, much more complex.

                    As users are expanding to communicate with customers, suppliers and partners, their once simple Web sites are becoming more costly and difficult to maintain. They need help and we can provide that help and assistance. The clear trend is for more applications then just e-commerce and e-mail, in fact our view is that the hosting industry will serve as a foundation for many additional opportunities, as SME outsources more of its IT. These many opportunities provide us with tremendous potential upside to SME MRR's or Monthly Recurring Revenues.

                    We believe that the combination of HostPro and Interland positions us to take advantage of these trends, by positioning ourselves with a very large upgradable customer base. Not only will we be in a leadership position with SMEs, the new Interland will provide our small and medium business customers with the broadest portfolio of managed hosting and value added services in the industry.


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                    I'd like to frame this merger with four corner points.
                    First, the SME segment leadership. Second, the growth that this combination provides. Third, the empowering of our SME customers. Fourth, shareholder value. By every metric, we will lead the SME sector, few vendors of size focus on the SME market. Other major players like Digex, Data Return and Exodus focus on large enterprise.

                    HostPro/Interland is the only well capitalized independent public ... company, focused on SME. Our business model is specifically targeted to address the unique characteristics of this market. While we can easily move up the food chain, the large enterprise competitors cannot properly scale to meet the needs of small business.

                    This merger, secondly, is about growth. Both companies have a growing presence and a dedicated hosting sector, and both have successful channel partner programs, which Ken will talk more about in a moment.

                    Third, this merger is about empowering small and medium businesses with the IT strength of the Fortune 500. It's still early in the game, but the trend towards outsource applications is undeniable. Small businesses will be the first to embrace the model, because they are the hardest hit by the

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                    constraint of its IT resources and have the most to gain
                    from the cost efficiencies and other benefits.

                    With the largest SME customer base in the entire industry, the combined HostPro and Interland will be positioned for leadership in the emerging apps market, as the Web architected applications become available.

                    Finally, this merger is about shareholder value. With the completion of our transformation, Micron Electronics goes from being a second tier player in a mature industry, to being a tier one player in an emerging growth industry.

                    It is now my pleasure to introduce Ken Gavranovic, Chairman and CEO of Interland, who will serve as Vice-Chairman of the newly combined companies, which will operate under the Interland name. Ken will further discuss what the new company will look like and the value we believe that this brings. Ken.

K. Gavranovic       Thank you, Joel. I know I speak on behalf of the employees of Interland when I say how excited we are about this merger. We believe we have found the perfect compliment in HostPro, which catapults us to a new


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                    level of leadership and provides substantial benefits to our customers and to our shareholders.

                    It's interesting to note that when Joel and I first began discussions regarding the combination of our businesses, how struck we were that our two companies were running practically parallel to one another. Both Interland and HostPro, the sixth and fourth largest Web hosting companies, in terms of customers, are both focused on the tremendous opportunities within the Web hosting industry, and in particular the growing SME hosting segment.

                    Both Interland and HostPro have been focused on achieving a pathway of profitability within the next few quarters. On a combined basis, we believe that we'll continue along our targeted path towards profitability, as we further enhance our leadership position in the Web hosting market. Our combined companies will create an even stronger business that offers more services to our customers and award winning enhanced customer support.

                    Importantly, we now have the financial means to continue on with a fully funded business model, with more than $200 million in cash, which brings

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                    us to free cash flow positive, and also lets us selectively consider future strategic opportunities.

                    Interland has successfully grown its business organically, while HostPro has been very successful in growing their business through strategic acquisitions. Over the past two years, HostPro's team has successfully assimilated four hosting businesses, while continuing to expand its overall market presence through its broad array of products.

                    Similar to Interland, HostPro has also won numerous awards for its product portfolio, ease of use, and customer service. On a combined basis, our similar corporate cultures will allow us to successfully focus our time on integrating our two companies, while remaining committed to providing one of the most expansive product offerings in the industry.

                    The combined companies chose Atlanta as their combined corporate headquarters for a number of reasons. First, Atlanta had the highest concentration of employees, and our corporate headquarters will be located in a city that has grown tremendously in terms of total population and most importantly the strength of the human IT capital. More importantly though, the Atlanta Data Centers combined with HostPro's West Coast Data Centers, creates a coast to coast presence and provides


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                    our business with a high level of balance over our entire
                    network, thus reducing the risk against regional natural disasters or power shortages.

                    Our existing combined data centers have sufficient capacity to meet our business needs for the next few years. A significant component of both companies' strategies is to develop distribution agreements with strategic partners, so we can leverage a large pre-qualified customer base. These distribution channels should allow us to rapidly augment the number of customers we have today.

                    Interland's relationship with Verizon, the largest incumbent carrier in the nation and a Fortune 10 company, remains a testament to the quality of Interland's Web hosting solutions and our people. We began to introduce ourselves to more than two million Verizon customers late last year, through direct mail, and anticipate that this relationship will continue to gain traction. HostPro has recently signed a private label Web hosting relationship with one of the largest and most well funded CLEC's in the US, HostPro just began to rollout the service to this partner in February.

                    In addition, Interland has recently finalized a private label Web hosting relationship with one of the leading global long distance companies and intends to announce this partnership shortly.


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                    Over time, the significance of these relationships and
                    others, should lead to a noticeable reduction in the combined companies' cost of acquisition on a per customer basis. By combining forces with HostPro, together we create a dynamic force in the Web hosting industry. Our combined scalability, customer focus, proprietary technology and ability to seamlessly deliver a full range of hosting solutions will position our business as a provider of choice to the SME market.

                    Our investment in proprietary software automation and customer interface solutions should also drive down costs over time. The continued evolution of these technologies, along with the significant technological advancements made by both teams in the areas of world class data backup and recovery systems, firewall security, core network and data management and a highly skilled e-mail communication system, capable of handling millions of ... e-mail accounts. These technologies provide our customers with services that are typically only available to Fortune 1000 companies. We expect that these proprietary systems will give us additional cost advantages, as we work towards reaching scale of operations on a combined basis.


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                    One last product synergy that we think is worth mentioning is the recent launch of HostPro's Freedom Line of Web hosting services. This virtual private service solution is unique in the industry and to our knowledge is the only existing VPS solution in the marketplace. Launched in February, HostPro has experienced tremendous take rates in this service, with more than 600 customers already using this solution.

                    I'm excited that the Interland/HostPro combination will allow us to deliver the most comprehensive business class hosting services available to small and medium sized businesses. From applications to share hosting and private service all the way to high end managed services, backed by coast to coast technical support teams.

                    In closing, we are extremely pleased with the progress we have made in the past year, and are excited about this announcement to merge with HostPro. As I've stated in the past, the hard work and dedication of our employees has helped us to get us where we are today. I want to thank them for all their efforts.

                    The next phase of our growth will be even more exciting. With that, let me turn it back over to Joel.


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J. Kocher           Thank you, Ken. With that, we would like to open for Q&A.

Coordinator         At this time we are ready to begin the question and answer session. We will wait a moment for the questions to register.

                    Our first question comes from Steve Murphy, CIBC World Markets.

S. Murphy           Hi, good morning everybody, congratulations to both
                    management teams on what looks like a great transaction all around. A couple of questions, you mentioned that you've got some great channel relationships going right now, Verizon, major CLEC and I guess a new one with a major long distance player. Can you talk about why you won those and how much your independence, that is not being part of a Telecorp or an ISP, have to do with securing these deals?

K. Gavranovic       Well I think that one of the things that large companies
                    are looking for is a company that has the expertise to deliver the right solutions to a small or medium sized business. From the beginning Interland has been focused, as well as HostPro, on delivering a full range of solutions to the small to medium sized business.


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                    What we've found is many of our large partners such as
                    Verizon, were looking for products and companies that could meet the specific needs of the small to medium sized business. I think after much review, we're very pleased to announce the fact obviously that Verizon has chosen Interland, as well as other major players have chosen both HostPro and Interland and this is something that we really expect will continue.

S. Murphy           Okay great. You also, Joel, mentioned using your strong cash position to potentially be a consolidator. What are some of the other pieces that you think you might add, you know more
                    Web sites or more on the application side or what?

J. Kocher           Well Steve, as we mentioned on our last conference call, for us the first priority, and we believe the right priority, was to get bigger. As you can see, this transaction essentially will double the size of HostPro and certainly create one of the largest players in the business. We think that as the industry evolves and we begin to see these more complex applications come online and we see our customers really expanding the communication with their customers, their partners and their suppliers, that the requirement for these customers is going to increase.


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                    So we believe by adding this very large customer base, which is very important and really differentiates us from the other players who are trying to move in, on providing some of these additional services, we have this large customer base to layer in these capabilities, at the right time. The applications market is very early, I think we all agree it's too early to really start aggressively talking about applications hosting to these customers. But undeniably it's going to happen, and I think with the size customer base that we have, the capital that we have, we're in a very unique position to add products and add technologies, as we see that these customers will take them, as we move forward.

S. Murphy           Okay, well thank you. Congratulations once again.

J. Kocher           Thank you, Steve.
K. Gavranovic

Coordinator         Our next question comes from Kevin Monroe, of Thomas Weisel.

J. Kocher           Hi, Kevin.

K. Monroe           Good morning. I was wondering if you could give me some
                    detail on the Micron or the HostPro side of the business.
                    Basically maybe your last quarter revenue, what your customer mix was, between enterprise and dot

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                    com or between shared and dedicated customers and what the
                    RPO's are in each of those segments.

D. Gill Good morning, Kevin, this is David Gill. The HostPro's quarterly results are of course in their press release, which I'm not sure, it's coming out if it isn't already out. The two companies, one of the nice things about this merger is that we are very, very similar, both in terms of product mix as well as the percent of shared and dedicated customers. The companies are very, very similar and almost a mirrored image. So the RPO's for both shared and dedicated are pretty close to being identical.

K. Monroe           How about EBITDA, what is HostPro on EBITDA, are they
                    positive or negative? Prior to this merger, what was their plan to reach EBITDA profitability?

D. Gill Well again, both of our companies were looking to get EBITDA positive in approximately 12 months from now, which is what Joel mentioned earlier on the call. We're of similar size; we have a similar cost structure, a similar number of employees and our business models have been very similar as well.



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J. Kocher           Kevin, if you're looking for more details on HostPro, we
                    actually have an earnings call, immediately following this call, and we will cover all of those metrics at that time.

K. Monroe           Great. One final question, can you guys just kind of give an update on what you're seeing, in light of what's going on in the economy and cutbacks in IT spending. What are you guys seeing in the markets you're addressing? Are things still cranking along or is business falling off, what are you seeing out there?

J. Kocher           I'll speak first, I think our customer acquire rate is just as healthy as it has been, in fact we've been operating at record levels for several weeks. The churn is up, there's no question that the churn is up, that this whole dot com fallout thing that everybody has been talking about, obviously some of that is real. It's probably over trumped to some degree, but I think that you have to acknowledge that some of that is real.

                    So we're seeing the customer acquisition rate as robust as it has ever been, but we are seeing a higher churn rate.

K. Gavranovic       Yes, and I'd just like to add to that. As we continue to
                    focus on traditional small to medium businesses, both direct and through our channel partners,


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                    we expect that we'll see less and less churn, because the
                    customers that we're focusing on are true traditional brick and mortar, small to medium size businesses. I think the companies that started, whether it be a shared or dedicated Web site, with the intention of touching the capital markets, most of those customers you're really seeing fall by the wayside. We're also very excited with this combination, we expect that the capital markets will really kind of create a lot of opportunities for our combined company, with the amount of cash that we have and the level of service that we'll be able to deliver to the customers. As you see some of the many smaller players fall to the wayside, we're already seeing many customers calling us and saying that the smaller, private hosting companies, are simply ceasing to exist.

                    This is a trend that we expect will continue and as the year goes on. We expect continued churn, not from us to someone else, but from the smaller players ceasing to exist and those customers coming into our combined companies.

K. Monroe           Great, thanks.

Coordinator         Our next question comes from Michael Lew, of UBS Warburg.


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M. Lew              Yes, first I'd like to say congratulations on the announced combination.

[Micron             Thank you.
Electronics/
Interland]

M. Lew Two questions. When do you expect to have a release for the detailed financial performance for Micron Electronics? Secondly, when do you expect the sale of the PC business to be consummated, as you said, it's a non-binding agreement? I just wanted to know what the odds are that it will not happen. Finally, until this transaction is finalized, will the PC operations continue?

J. Kocher           Okay. Michael, I didn't catch your first question, could you give me that again?

M. Lew The question I had was when would the detailed financial performance, quarterly financial performance be released for Micron Electronics?

B. Gibson           That release has already crossed the wire this morning, and we'll be discussing it after we finish this portion of the call.

M. Lew Okay, when I just checked your site, it wasn't available yet.


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J. Kocher           So Michael, as soon as this call is over with, we'll bridge right into that call, if you'd like to hang on or listen to the recording later.

                    With respect to, when will the sale of the PC business consummate? I'm not really prepared to address that today. We've just gotten the letter of intent signed, and obviously we're hopeful that that will close, but we'll provide more details as we get further into it.

                    With respect to the PC operations continuing, yes for the current time, they will continue.

M. Lew Okay, great. You're saying there's a conference call right after this one?

J. Kocher           Correct.  No other number, we'll stay on this bridge.

M. Lew              Okay, thank you.

[Micron             Thanks.
Electronics/
Interland]

Coordinator         Our next question comes from Peter LaBae, of Buckingham
                    Research.

P. LaBae Thanks, great deal. A couple of questions on cash. I assume we'll hear how you got from $300 million to $200 million on the next call, but I'm assuming that does not account for any of the other sales, is that correct,


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                    the sales of businesses? Secondly, what kind of a burn rate do you contemplate between here and say the middle of next year, when we think everything will look good?

J. Kocher           Okay. Peter, on the first question, in terms of the cash
                    position, yes you will hear more about that on the next call. With respect to the sale of the businesses, the SpecTek sale obviously will be or is contemplated actually in the guidance on the $200 million. We've not gotten to a level where we're inclusive of the PC sale.

                    With respect to the burn rate question, I'm going to flip that over to Dave.

D. Gill As part of this transaction, the combined entities will start the fiscal year 2002, which would be the quarter starting September, with somewhere between $200 million to maybe $220 million in cash. The projected burn rate for that first fiscal year, which would end in August of 2002, is roughly $10 million a quarter. We do expect to turn cash flow positive, two to three quarters after achieving EBITDA positive, as we mentioned that EBITDA positive would be in the February/March time frame of the next year, 2002. With cash flow following about three quarters after that.

P. LaBae            Great. Thanks a lot.

[Micron
Electronics/
Interland]          Thank you.


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Coordinator         Our next question comes from Walter Winnitzki, of JP Morgan.

W.  Winnitzki       Well I guess I'll hear my first question on the next part of the conference call, but let me ask this, of the $42 million that you're receiving from the sale of the non-hosting business, can you break out how much of that is related to the PC business?

J. Kocher           There's none of that related to the PC business.

W. Winnitzki        So there's no money that you're receiving from the sale of the PC operations? That's what I'm asking.

J. Kocher           No, the $42 million is the SpecTek business, Walter.

W. Winnitzki        Okay. Is there a dollar figure associated with the other
                    transaction?

J. Kocher           We'll cover it in our next conference call.

W. Winnitzki        Okay.

Coordinator         Our next question comes from Richard Sherman, of Janning
                    Montgomery Scott.

R. Sherman          Yes, just a couple ones here -- the EBITDA break even in
                    second quarter of '02, calendar year '02, does that assume the second facility from Interland is built out and constructed?

D. Gill             No, it does not assume that.

R. Sherman          Okay, so you're looking at a six data center model for the break even period.

D. Gill             I'm sorry, could you repeat your question?

R. Sherman          You're looking at a six data center model that corresponds to that EBITDA break even threshold or goal.

D. Gill Keep in mind a couple of things, we're not in the co-location business, so the number of data centers in the square feet really isn't the revenue driver. But as a part of this transaction, obviously very soon we will start to put together an integration plan. So that when the deal closes, we can hit the ground with our feet running and start to harvest a lot of different cost synergies, whether it's data center space, bandwidth costs, marketing costs, etc. But in the EBITDA that I mentioned the second data center in Atlanta is contemplated more for calendar year 2003 and not 2002.

R. Sherman          Okay.

[Micron             I'll just add to that, as I mentioned earlier, the company
Electronics]        feels very, very comfortable with the data centers that we already have up and operational and the ability for them to meet our needs in the foreseeable future.

R. Sherman          Okay.

D. Gill We have the built capacity right now to take us through the end of 2002.

R. Sherman          Can you give us an idea of how much capacity that is?

[Micron             Well I'll speak to Interland first, of our existing data
Electronics]        center it's roughly 50% filled and I think on the HostPro
                    side, they have a new data center, both in Los Angeles and Seattle, Washington, I think they're probably in the neighborhood of 30% to 40% built. So we've got a good size capacity, and as I mentioned that will fill both company's revenue needs through the end of calendar year 2002.

R. Sherman          Thanks, those were my questions.

B. Gibson           Okay, we need to end the Q&A now for this portion of the
                    call, so that we can begin the earnings portion. Joel.

J. Kocher           Thanks Barb. All right, for those of you that are just
                    joining us, good morning. As you've hopefully heard by now, today we announced what we consider to be a major step toward the completion of our company's strategic transformation, which has been two years in the making.

                    Today we are proving our ability to execute on our commitments and deliver results. Simply stated, the growing Internet and Hosting arena is now our core business, we have exited or are in the process of exiting our non-hosting businesses, MicronPC and SpecTek. Additionally with the acquisition of Interland, we believe we are now the leading provider of business class hosting to the SME market.

                    We are now strategically very well positioned and have a financial advantage over our competitors; to win in what we call, and have been calling the Third Wave of Computing. As many of you may be aware, Micron Electronics first entered the Web hosting industry a little more than two years ago. Since then, through both acquisitions and strong organic growth, we built HostPro into the third largest Web hosting company in the United States, hosting more than 138,500 Web sites.

                    During the last two quarters we have been making you aware of our plans to transform our business to a Web hosting leader, both through organic growth and through acquisitions. Today's earnings announcement demonstrates our ability to continue to aggressively grow from within, as seen by our better than industry average hosting sales growth.

                    The combination of superior growth, along with our strategic execution of our acquisition plan, demonstrates that we are well on our way to becoming a leader in hosting for the SME market. It is becoming increasingly apparent that the very nature of computing is changing. The power of computing is moving from the desktop to the network.

                    We will be very well positioned in this movement and in this growth, with our 192,000 customers and nearly a quarter of a million hosted Web sites. With the capital contraction and our over $200 million cash position and no debt, we have the flexibility to execute aggressively on our business plan.

                    In a nutshell, the quarter just completed can be summarized as follows. Strong organic growth and partnerships, record breaking sales, the launch of stellar new products and a much stronger fortified management team.

                    Let me drill down a little bit. Over the past quarter we saw significant organic growth in our hosting business, growing to more than 138,500 Web sites, a 16% increase. For the second quarter, the company's hosting revenues increased over 100% over the same quarter a year ago. Dedicated hosting accounts ended the quarter at 1200, a 9% increase from last quarter, remaining in line with industry growth comparables.

                    In February we began a relationship with a leading well-funded CLEC, perhaps one of the best-funded CLEC's, to provide a full range of hosting products to their customers under a private label agreement. The program was officially launched on February 12th, as of today, with their internal training still ramping up, of their more than 2,000 sales personnel, they have sold more hosting contracts in three weeks, then they'd sold in the previous four months. We also witnessed accelerated growth from a key partner relationship with iNuity, a premiere Web development firm.

                    Regarding our strong sales, January sales and revenue per account broke all previous HostPro records, and February was even better. Two of our products HostPro Mission and HostPro Freedom are garnering both sales and praise. During the last week in February Mission products comprised 23% of sales and Freedom accounted for another 20%.

                    A little more on HostPro Freedom's product line. We launched the product in January with a bang, and sales haven't slowed down since. In fact today, more than 870 packages have been sold and activated. Freedom, a proprietary, first of its kind, UNIX Web hosting product that empowers customers with full route access in a virtual or shared server environment, a capability, until now, only available with dedicated hosting. Prior to the launch of Freedom, the company sold an average of 491 UNIX products per week, since the launch we have been selling 597 UNIX based packages on average per week, a 22% sales increase.

                    HostPro Freedom is the first product of its kind to fully bridge the gap between shared and dedicated hosting. Providing much of the same functionality of a high end dedicated solution, at a significantly lower cost. This pioneering, Web hosting platform, enables unprecedented Web site administrative control with route server access. As I stated earlier, this is the only product offering of its kind in the market.

                    Customers are also flocking to the HostPro Mission packages, our latest NT Windows product line. Since its introduction in October 2000, more than 3,609 Mission packages have been sold. Prior to the introduction of the Mission line, the average number of NT Windows packages sold per week was 241. In February we produced a 29% increase in Windows NT sales, averaging more than 311 packages sold per week.

                    HostPro this quarter also announced the availability of HostPro Advanced Messaging, an Internet based hosted application service, based on Microsoft Exchange 2000 and Microsoft Outlook 2000, the world's leading messaging and collaboration solutions. This announcement marks an important milestone for HostPro, in addition to offering managed, dedicated and shared Web hosting, as well as co-locations, e-commerce and connectivity solutions, the company has entered the application service provider market. HostPro has committed to and is now delivering hosted applications to offer small or medium companies a cost-effective way to use enterprise class tools to communicate quickly and efficiently, internally or with its customers, clients, vendors and partners.

                    The company also fortified our management team. I'm proud to say that we have brought on board a tremendous improvement and strength to the team. Key additions to the team in the quarter included Garrett Mullins,

                    Vice-President of Sales; he was formerly the vice-president of operations for the western region for Covad Communications. Bob Hollander has also joined the team. Bob will join the team as the Vice-President of Business Development for HostPro. Bob was formerly the vice-president of Web hosting sales for WorldCom. Lastly, David Buckle is joining our firm as VP of Corporate Development. David was formerly the senior vice-president and chief financial officer for Applied Theory, another publicly held hosting company.

                    With the addition of these key members of the management team, along with the outstanding executive leadership of Interland, we are well positioned to execute and achieve the growth needed to be the best in the business. In addition to strengthening our management team, the company also invested in hiring additional direct sales personnel. The combination of stronger channels and direct sales will enable the company to continue to aggressively, organically, grow our revenues.

                    Finally I'm pleased to announce that we continue to make progress towards becoming EBITDA positive. We anticipate that by the end of our second fiscal quarter of '02, we will indeed achieve this. This timeline puts us ahead of most other hosting companies on the ever so critical profitability path.

                    Now I would like you to combine everything that I've said and reflect on our business plan. We have executed on our commitment to become an Internet centric computing company. We are a leader in the growing Web hosting market for small and medium enterprises, which is the fastest growing market in the hosting space today. The products that we offer are competitive and the support infrastructure behind them, especially the Freedom and Exchange products will put us on a clear path to profitability.

                    Now add the fact that we have over well in excess of $200 million in cash and no debt, none of our competitors are as well capitalized, which certainly gives us an overwhelming advantage.

                    Our opportunities to grow the business and our options to add additional products and technologies, are many. We believe the combination of HostPro and Interland positions us to take advantage of all of these trends.

                    Not only will we be in a leadership position with SMEs, the new combined company, which will be called Interland, will provide our small and medium business customers with the broadest portfolio of managed hosting and value added services in the industry. Additionally, the combined forces will represent one of the best-capitalized forces in the industry and the flexibility to aggressively compete in the SME space.

                    Now I'd like to turn the call over to Jim Stewart, the Chief Financial Officer for Micron Electronics, for more details on the quarter. Jim.

J. Stewart          Thank you, Joel. This morning Micron Electronics made a
                    number of strategic announcements, to restate and reiterate, we have agreed to a merger with Interland, a leading Web hosting company. The combination of Interland and HostPro will be positioned as the largest player in the dedicated hosting market and the third largest player in terms of hosted Web sites, in the United States.

                    We also announced that we have reached a non-binding letter of intent to sell the PC business to a large technology investment company and our SpecTek business back to Micron Technology, per the terms outlined in our component recovery agreement. Once these strategic changes are fully consummated, Micron Electronics' transformation to a pure play hosting company, will be complete.

                    These changes have significant implications on how we need to report our financial results. Since the decision has been made to sell the PC business, and transfer the SpecTek business back to MTI, these two business operations will now be reported as discontinued from Micron Electronics, with the hosting business shown as the ongoing business in continuing operations.

                    In the second quarter, the company reported net sales of $14.7 million from continuing operations. The loss from continuing operations for the period was $9.7 million or $0.10 per share. Year to date through the second quarter, the company reported $28.2 million in sales from continuing operations and a net loss of $18.1 million or $0.19 per share.

                    As stated, these results reflect the results of our hosting business. On a cost comparable basis however, second quarter HostPro, when you just focus on HostPro on its own, HostPro EBITDA improved $900,000 compared to last quarter.

                    Total hosting revenues were $10 million for the second quarter ended March 1st, 2001, an increase of 154% over second quarter revenues a year ago. Second quarter hosting revenues grew 16% sequentially, significantly better than many recent industry announcements. The company's hosting revenues, consisting primarily of shared, dedicated and co-location services, accounted for 69% of total second quarter HostPro revenues, up from 62% last quarter, reflecting the increased importance of hosting in our overall revenue mix. Fueling this increase in hosting revenues was the loss of the two new product lines that Joel outlined earlier.

                    Second quarter total hosting accounts increased to more than 72,000, a 15% increase from the first quarter.

                    Dedicated hosting accounts ended the quarter at 1,108, a 9% increase from last quarter. This was in line with industry growth comparables.

                    Despite the dot com fallout, the company added 85 new dedicated customers during the quarter. HostPro's server base has grown to 1,771 at the end of the second quarter. Hosting account churn was 3.9% for the second quarter, slightly worse then the 3% experienced in the first quarter.

                    As we've already discussed HostPro did experience an increase in cancellations, directly attributable to dot com company failures and cutbacks. While our diverse customer base protects HostPro from significant exposure to dot com failures, this was the most significant factor impacting the increased churn. However, to reiterate, the sales growth despite the higher churn, we still grew net paid hosting accounts by 15%, sequentially.

                    Overall discontinued operations accounting requires us to estimate the future losses from the discontinued operations and report those in our current quarter results. The discussion that follows includes this future loss estimate.

                    The second quarter loss for discontinued operations for both the PC business and SpecTek was $159 million. We expect that SpecTek will be transferred back to Micron Technology, at the end of fiscal March. Our best estimate as to when a PC sale will be consummated is at the end of our fiscal third quarter.

                    Combining continuing and discontinued operations, the company's net loss was $169 million in the second quarter or $1.75 per share. The company's balance sheet remains very strong, ending the quarter with more than $282 million in cash and liquid balances and virtually no debt.

                    The company also announced today a workforce reduction of approximately 20% for its PC operations, or approximately 400 people. During the last quarter we saw a significant slowdown in PC revenue and this action is needed to right size the PC headcount to the current level of sales that we are experiencing.

                    The Interland merger will be accounted for under purchase accounting and will be tax free to Interland shareholders. Under the agreement, Micron Electronics will acquire Interland as an all stock deal, giving Interland shareholders an approximate 30% interest in the new company. Based on the closing price of MEI stock on March 22nd the deal is valued at approximately $130 million.

                    The agreement provides that Micron Electronics will provide the company at least $200 million out of its cash reserves, after taking into account the disposition of MEI's non-hosting businesses.

                    Now for a brief comment on HostPro going forward, I'd like to turn it over to our HostPro CFO, Mr. Dennis Cavender. Dennis.

D. Cavender         Thank you, Jim, and good morning. As you might guess we're very excited about the prospects of the merger of HostPro and Interland, the combination of HostPro and Interland will create one of the largest pure play hosting companies in the industry and one of the leading hosting companies in the industry overall. It is estimated that the combined companies should be able to realize synergies in the range of $20 to $30 million annually. We should expedite achieving our positive EBITDA objective in the first half of calendar year 2002.

                    Additionally the new company will have a potential revenue for fiscal 2002, in the $160 to $180 million range. Prior to the closing it is anticipated that the third quarter outlook for HostPro revenues is for an overall sequential growth similar to second quarter. We expect sequential growth with the hosting revenues per se of approximately 10% and we further expect improvement, continuing improvement in gross margins and improvement in our EBITDA on the bottom line.

                    As Joel has stated, our goal is to be a leading hosting company for the small to medium enterprise market, which is the fastest growing segment of the Web hosting industry. The merger with Interland optimally positions us to achieve that leadership position. Thank you for your time. At this point I would like to turn the call back over the operator for questions.

Coordinator         Mr. Steve Murphy, you may ask your question.

S. Murphy           Hi, Good morning, again. You mentioned that your churn was up, but you're still looking at pretty strong sequential growth, actually in this quarter and next quarter as well.
                    What percentage of HostPro's business is dot com and how much attrition have you seen and when do you think it's going to taper off?

J. Kocher           Dennis, why don't you take that?

D. Cavender         Yes, Steve, thanks for the question. Our dot com exposure is very low, Steve, we have a diversified customer base and so it really is very low, the churn was really attributable just to the higher number of cancellations on some of those dot coms. But the impact on the business overall is minimal.

S. Murphy           Okay great, thank you.

J. Kocher           Steve, I think too, that I'll just add on to what maybe Ken had said earlier. I think as we look at the capital contraction in the marketplace and the strength that we're going to bring to the marketplace, I think the industry churn is probably up. But we stand to be a significant benefactor as some of these smaller, less well capitalized companies really churn these customers out.

S. Murphy           Okay, thank you.

Coordinator         Mr. Dan Scovel, you may ask your question.

D. Scovel           Yes, can you comment on the expected percentage of ownership that Micron Technology will have in the new combined operation?

J. Kocher           Yes, Micron Technology will have an ownership of
                    approximately 40%.

D. Scovel           Okay, and the new operation on a GAAP basis will probably be profitable some time in 2003?

D. Gill Are you talking EBITDA or net income? EBITDA as we mentioned would be in the February time frame of 2002.

D. Scovel           Correct and then you said free cash flow after that, I'm
                    talking on a GAAP basis end of net income. Sometime after that, I would assume.

D. Gill Yes, I didn't want to answer for the other side, but obviously what we have to factor in would be the accounting for the various intangibles that will arise from this acquisition and that accounting has not yet been done, so
                    I would hesitate that it's premature for us to give guidance on that.

D. Scovel           Okay. Can you comment on the total revenue for the quarter, from MUEI, including discontinued operations?

[Micron
Electronics]        Jim?

J. Stewart          Sure. In terms of our PC business, we did about $202 million in revenue, in terms of our SpecTek business we did about
                    $97 million in revenue. So if you add those two to what I talked about, you get the overall quarterly total.

D. Scovel           Finally, the loss from discontinued operations of $159
                    million, what percentage of that was sort of indigenous to the quarter versus expected futures for accounting purposes?

J. Stewart          Sure. This is Jim Stewart again. If you look at what was
                    really part of the quarter, it was in I believe the $35 million range. That includes a number of special charges that we took during the quarter, to write down some fixed assets. So the operational loss was pretty significantly less than that in the PC business.

D. Scovel           Great. Thank you very much.

Coordinator         Mr. Peter LaBae, you may ask your question.

P. LaBae Thanks; I would like to go back to the financials. When is the proposed sale of the PC supposed to be and what kind of proceeds are expected?

J. Stewart          Peter, this is Jim Stewart again. I believe in my comments I said we estimated really at the end of our third quarter, it's really hard to project at this point, but in terms of our discontinued operations accounting estimates that we've put together, that's what we have assumed. It's really, I would say, too early to speculate on what indeed will be the proceeds from that sale.

P. LaBae Okay, that's what I was looking for, that's helpful, and I think we're under control, thanks a lot.

Coordinator         Mr. Walter Winnitzki, you may ask your question.

W. Winnitzki        I just was going to ask about if you're going to provide any financial detail for the discontinued operation separately, that we can look at offline? I think you just answered my prior question, which was the sale of the PC operations, are you giving a ballpark or it's too early.

[Micron             It really is too early and Walter at this point we really
Electronics]        don't plan on providing any additional details on the PC
                    business.

B. Gibson           Are there any other questions in the queue, operator?

Coordinator         Mr. Michael Lew, UBS Warburg.

M. Lew Yes, I have a follow on question with regards to the discontinued operations, could you provide a little more clarity on the PC operations, such as maybe ASP's or units sold or margins?

[Micron             We're not going to be providing that kind of detail today
Electronics]        Michael.

M. Lew Okay, will that be something we can expect in the future, just as you close out the quarter?

[Micron             At this point I don't think we have any plans to provide
Electronics]        that information. The ongoing business of the company is
                    going to be HostPro and I think that's what investors need to be focused on.

M. Lew              Okay. Well thank you very much.

B. Gibson           Okay. We have time for one more question.

Coordinator         Mr. Andy Schroepfer.

A. Schroepfer       Hi, it's Andy Schroepfer from Tier One Research,
                    congratulations by the way.

[Micron             Thank you Andy.
Electronics]

A. Schroepfer       Can you give some comments on the largest customer maybe of each of HostPro and Interland, so we kind of see where you see the top of your SME market focus?

J. Kocher           Okay. Well with respect to largest customers, I suppose it depends on how you categorize them. Clearly for the HostPro side, we expect this extremely well funded CLEC, who has a field force of 2,000 people, to become our largest reseller.
                    In terms of end user customers, Cliff or Dennis you might want to throw out one or two names, just to give them a sense of what our customer base elevates to.

D. Cavender         Sure. This is Dennis Cavender, an example of some of our
                    customers, our largest customers would be Express.com, Volvo and we also signed in the last quarter some major new customers, in terms of Hyundai for example.

C. Lucky This is Cliff Lucky, CTO of HostPro, and we also have great relationships and draw great revenue from customers like Fulrine who outsource to a vertical market in the entertainment industry, such as Interscope and Virgin Records.

A. Schroepfer       On the data center side you said you'd be waiting on the
                    second data center at Interland until '03. Has there been any capital put into that data center thus far? Would you consider selling that and then maybe taking space in another data center when you'd need further expansion?

J. Kocher           Can you repeat the question, I couldn't hear it, Michael?

A. Schroepfer       Sure, on the second data center of Interland, since you said you'd be postponing the installation of that center until '03, is there any chance you would consider selling that center? Then if you could comment on what the amount of capital that's been put into that center thus far.

D. Gill Well as I mentioned, we're going to be going through a very intensive integration planning process, so I don't think we really want to comment on any particular facility or location at this point in time. As I mentioned, we've got already existing built out capacity that's going to take us through the end of 2002. So I would mention that I consider that very strong news that a large amount of cap ex is behind us.

K. Gavranovic       I'd just like to add, going back to your customer question,
                    I think one of the best ways for the customers -- clearly we also have companies that you would recognize. But I think speaking on Interland's side, I think the fact that we went on an annualized basis in Q3 from around $75,000 to nearly
                    $125,000 in Q4, I think really demonstrates the key focus is that we're focused on small to medium sized businesses. Some of those medium businesses you may not have heard of, but they're continuing to spend more and more on outsourcing their hosting services.

A. Schroepfer       Can you quantify maybe if--.

B. Gibson           Excuse me, I'm sorry, we have got to quit, but we would be happy to take calls offline. Thank you all for joining us today, and have a good day.

Coordinator         Thank you for participating in today's conference call, you may disconnect at this time.


                              ### END OF CALL ###

Additional Information: Investors and security holders of both Micron Electronics and Interland are advised to read the prospectus/proxy statement regarding the merger, when it becomes available, because it will contain important information. Micron Electronics and Interland expect to mail a prospectus/proxy statement about the merger to their respective stockholders. Such prospectus/proxy statement will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the prospectus/proxy statement (when available) as well as the annual report, quarterly reports, current reports and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The prospectus/proxy statement and such other documents may also be obtained free of charge from Micron Electronics or Interland.

Micron Electronics and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Micron Electronics' Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on October 26, 2000 and a description of any interests that they have in the merger will be available in the prospectus/proxy statement. The Proxy Statement for the 2000 Annual Meeting is, and the prospectus/proxy statement will be, available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Micron Electronics.

Interland and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Interland's Registration Statement on Form S-1, originally filed with the Securities and Exchange Commission on March 15, 2000, as amended from time to time thereafter and a description of any interests that they have in the merger will be available in the prospectus/proxy statement. The Registration Statement on Form S-1, as amended, is, and the prospectus/proxy statement will be, available free of charge at the Securities and Exchange Commission's Web site at http://www.sec.gov and from Interland.